UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Allakos Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

01671P100

(CUSIP Number)

September 19, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 01671P100

1.	Names of Reporting Persons. Logos Global Management LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 5,936,666
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 5,936,666

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,936,666

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) IA, PN

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CUSIP No. 01671P100

1.	Names of Reporting Persons. Logos Global Management GP LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 5,936,666
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 5,936,666

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,936,666

a

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) HC, OO

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CUSIP No. 01671P100

1.	Names of Reporting Persons. Arsani William

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 5,936,666
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 5,936,666

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,936,666

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP No. 01671P100

Item	1.
(a)	Name of Issuer Allakos Inc.

(b)	Address of Issuer’s Principal Executive Offices 825 Industrial Road, Suite 500, San Carlos, CA 94070

________________________________________________________________________

Item	2.
(a)	The names of the persons filing this statement are: Logos Global Management LP (“Logos Global”), Logos Global Management GP LLC (“Logos Global GP”), and Arsani William (collectively, the “Filers”).

Logos Global is the investment adviser to investment funds. Logos Global GP is the general partner of Logos Global. Dr. William is a control person of Logos Global and Logos Global GP.

The Filers are filing this statement jointly but not as members of a group, and they expressly disclaim membership in a group.

Each Filer also disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.

(b)	The principal business office of the Filers is located at: One Letterman Drive, Building C, Suite C3-350, San Francisco, California 94129

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to the Issuer’s shares of Common Stock, $0.001 par value (the “Stock”).

(e)	The CUSIP number of the Issuer is: 01671P100.
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CUSIP No. 01671P100

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) as to Logos Global.
(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	[ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) as to Logos Global GP and Dr. William.
(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

The percentages reported in this Schedule 13G are based on 84,726,080 shares of Common Stock outstanding after the closing of the offering of Common Stock by the Issuer on September 21, 2022, as disclosed in the Prospectus filed by the Issuer on September 19, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2022

/s/ Arsani William Arsani William
Logos Global Management LP By: /s/ Arsani William Name: Arsani William Title: Manager	Logos Global Management GP LLC By: /s/ Arsani William Name: Arsani William Title: Manager
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CUSIP No. 01671P100

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Logos Global Management LP, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: September 28, 2022

/s/ Arsani William Arsani William
Logos Global Management LP By: /s/ Arsani William Name: Arsani William Title: Manager	Logos Global Management GP LLC By: /s/Arsani William Name: Arsani William Title: Manager

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